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Michael J. Willisch
Davis Polk & Wardwell LLP Paseo de la Castellana, 41 28046 Madrid	91 768 9610 tel 91 768 9710 fax michael.willisch@davispolk.com

May 14, 2013

VIA EDGAR

Re:	Banco Bilbao Vizcaya Argentaria, S.A. Form 20-F for the Fiscal Year Ended December 31, 2012 Filed April 2, 2013 File No. 1-10110

Ms. Cecilia Blye
Chief
Office of Global Security Risk
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Dear Ms. Blye:

I am writing on Banco Bilbao Vizcaya Argentaria, S.A. (BBVA)’s behalf in connection with the Staff’s review of BBVA’s Form 20-F for the year ended December 31, 2012.  BBVA is currently working to respond in writing to the Staff’s comment letter dated April 17, 2013 and currently expects to submit its response during the week of May 27, 2013.

Please do not hesitate to contact me (Tel. no. 011-34-91-768-9610) should you have any questions regarding the foregoing, including with respect to the proposed timing of BBVA’s response.

Very truly yours,

/s/ Michael J. Willisch

Michael J. Willisch

cc:	Ricardo Gomez Barredo - BBVA